Mercurius Biorefining Inc.



Annual Report 2023

Throughout this document, mentions of the "Company" refer to Mercurius Biorefining, Inc., a corporation formed on December 10, 2010 in the State of Washington, USA (the "Company"). The Company's physical address is 3190 Bay Road, Ferndale, WA 98248

You may contact the Company by emailing karl@mercuriusbiorefining.com. This annual report is posted on the Company's website, www.mercuriusbiorefining.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Mercurius Biorefining, Inc. ("[COMPANY]" or "Company") is a corporation formed on December 10, 2010, in the state of Washington. The Company's physical address is 3190 Bay Road, Ferndale WA 98248. The Company's web site may be accessed at www.mercuriusbiorefining.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and
the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Karl Seck

Board positions with Mercurius Biorefining

Dates	Position	Principal Occupation
	CEO	Chemical Engineer
12/10/2010 01/01/2011	Tresurer	

Positions with Mercurius Biorefining

Dates	Position	Responsibilities	01/01/2009~present
	Founder/President	Managing start up	

Michael Vevera

Board positions with Mercurius Biorefining

Dates	Position	Principal Occupation
01/01/2010	CFO	Inernational Finance and Marketing Manager
01/01/2011	Secratary	

Positions with [COMPANY]

Dates	Position	Responsibilities
01/01/2010~present	CFO	Business plan development

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Karl Seck owns 3,900,000 shares of Common Stock, representing a voting power of 65.12%.

Michael Vevera owns 839,157 shares of Common Stock, representing a voting power of 14.01%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Mercurius is developing and scaling up REACH technology, the low cost process to turn biomass into jet fuel and diesel. REACH stands for Renewable Acid-hydrolysis Condensation Hydrotreating and is inherently more capital efficient than competing technologies. We believe REACH will be a very important climate change mitigation technology in the very near future.

Through a process of novel applications of existing technology, Mercurius is developing a non- fermentation, non-alcohol based, "faster ~cheaper~ better" method of producing profitable drop-in biofuels. Mercurius uses a proprietary, patent pending technology called Renewable Acid-hydrolysis Condensation Hydrotreating ("REACH") to make profitable drop-in hydrocarbon liquid fuels.

Mercurius simultaneously addresses five key issues:

1. The urgent need for a reliable, economic, scalable, domestic drop-in biofuel;

2. The production of biofuels within a highly profitable business platform;

3. The ongoing need to produce biofuels from non-food biomass feedstocks;

4. The reduction of economically unsustainable dependency on foreign oil;

5. The production of fuels with a near carbon neutral method.

The Mercurius hydrocarbon diesel and jet fuel will be drop-in compatible with existing fuel infrastructure. It can also produce a diesel range, high cetane additive for diesel blenders. In addition, Mercurius will produce high-value, specialty chemical products including: furfural, formic acid, and ethyl levulinate. The market for liquid fuels is the single largest addressable commodity market within the U.S. economy. Total liquid fuels sales in the US are over 200 billion gallons / year. The minimum addressable market for Mercurius' domestic biofuel products is defined by federal government mandates. The Renewable Fuel Standard 2 (RFS2) has certain mandates for gallons of advanced biofuels to be sold in 2013, ramping up to 21 billion gallons in 2022. At $4/gallon wholesale value these volumes produce $84 billion in revenue by 2022. Outside of mandates, the Department of Defense has indicated a desire to rapidly decrease its dependence on petroleum based fuels for both the Navy and the US Air Force and stands to be a major customer for Mercurius. Many commercial airlines are also seeking renewable alternatives and will be potential customers. With superior production and cost structures, Mercurius will be well positioned to capture significant market share.

Investment Considerations

■ Superior economics

We believe Mercurius has the technology and processes that will make the production of cellulosic biofuels profitable while meeting the needs of the diesel and jet fuel markets and satisfying government requirements. Management estimates there to be a 2-3x cost advantage over competing technologies both as to capital costs as well as an advantage in operating costs.

■ Selected by Department of Energy for funding

Due to the promise of its technology, Mercurius was awarded $4.6 million in matching funds by the DOE to build its 10 MTPD pilot plant for the production of drop-in jet fuel and diesel, beating out numerous others in a highly competitive landscape. Update: Nearly $1.0 million of the grant funds was used to greatly improve the back-up data and optimization of multiple steps of the REACH process. The DOE grant is no longer active. Proven, proprietary, patent-pending process that uses well known processes. The REACH technology is proven on a bench scale and is a proprietary, patented processing system. The two major steps in REACH use, in part, well known systems: one used by the paper and pulp industry and the other by petroleum refineries. REACH does not involve fermentation or alcohol production.

■ Built-in demand

Congress has mandated that certain quantities of biofuels be produced by certain deadlines and thus far, suppliers of cellulosic biofuels have fallen far short. In addition to supplying fuel to meet these requirements, the Department of Defense stands as a ready customer for Mercurius' fuels.

■ Ready customers for Mercurius

Both the U.S. Navy and the Air Force have publicly stated that they will purchase cellulosic drop-in fuels as soon as they become commercially available and the DOD has committed to having 50% of all its fuel be non-petroleum by 2020. At the same time, airlines, shipping and freight companies are all expressing a desire to have access to alternative renewable fuels that do not compete with food stocks.

■ Low-cost inputs and competitive pricing

The processes used by Mercurius allow for a variety of biomass inputs which gives the Company great flexibility to choose among

various cellulosic feed stocks (corn stover, switch grass, wood chips) that are in abundant supply and low in cost. Importantly, these are not food stocks, so do not compete for these commodities or impact their prices. Due to its processes, Mercurius expects to be competitively priced relative to petroleum equivalents.

■ Faster and less "finicky" than competitors

The REACH technology is significantly faster than fermentation – taking 2-3 hours versus 2 days. While a few other methods (pyrolysis and gasification) are faster than REACH – they also must handle much higher volumes which require significantly higher capital investment/gallon. REACH is more robust than other processes with little sensitivity to impurities in feedstocks and with no use of delicate enzymes or bacteria. Experienced management team. Mercurius is led by Karl Seck, a chemical engineer with over 30 years of experience as a process engineer in the petroleum industry. He is supported by a team of professionals with backgrounds in biofuel co-product development, risk management, business development and start-up scale-ups.

5. How many employees does the Company currently have? (§ 227.201(e))

3

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Mercurius is in the pilot/demo plant stage of technology development. Technology and scale-up risk will be mitigated as we move through demonstration and commercial projects.

2. Biofuels and bioproduct production is capital intensive. Funding risk is present until a commercial plant is on line.

3. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete research and development, obtain necessary regulatory approvals, or commercialize its products. The Company will require substantial future capital in order to continue to conduct the research and development, and regulatory activities necessary to bring its products to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

4. The Company is faced with all of the risks associated with a company in the early stage of development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

5. The process of developing the Company's products requires significant research and testing, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track

record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7.   Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8.   The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

9.   Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10.   Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

11.   Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

12.   Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common	100,000,000	5,710,053	Yes	
Preferred	50,000,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuers discretion

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Mercurius Biorefining, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in [COMPANY] and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Karl Seck	598,802.10	6%	December 31, 2023

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

None

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Mercurius Biorefining, Inc. and Subsidiary (collectively, the Company) is in the research and development stage of producing a wide range of biomaterials, with a focus on drop-in biofuels for aviation and diesel engines, as well as related bio-products. The Company has not commenced its principal operations, and its present condition is characterized by significant expenditures on researching and developing biomaterials and legal fees from obtaining patents for such biomaterials. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to operate biorefineries and sell biomaterials to customers. The Company's activities are subject to significant risks and uncertainties, including failing to secure customers to purchase biomaterials.

The Company currently has limited revenues, but it anticipates revenues may be generated within 6 months of funding in the form of

consulting fees charged to a partially owned subsidiary. Fixed overhead costs are approximately $13,000 per month.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Mercurius Biorefining, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Mercurius Biorefining, Inc. will file a report electronically with the SEC annually and post the report on its web site www.mercuriusbiorefining.com no later than 120 days after the end of each fiscal year covered by the report.

Appendix A: GAAP Compliant Financial Statements (Unaudited)

Mercurius Biorefining, Inc.

Balance Sheet

As of December 31, 2023

	Dec-23
ASSETS	
Current Assets	
Checking/Savings	
10000 · Banner Bank BioRefining	3,443.09
10100 · Biofuels Banner Bank	34.65
Total Checking/Savings	3,477.74
Other Current Assets	
18001 · Prepaid Expenses	632.54
Total Other Current Assets	632.54
Total Current Assets	4,110.28
Other Assets	
19001 · Investment in Mercurius Aust.	30,158.00
19100 · Loan to Mer. Australia, Ltd	832,322.02
19500 · Deferred Tax Asset - Current	70,100.00
19501 · Deferred tax Asset - Noncurrent	1,100.00
Total Other Assets	933,680.02
TOTAL ASSETS	**937,790.30**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	2,511.86
Total Accounts Payable	2,511.86
Credit Cards	
21000 · Visa - Bank of America	2,613.79
Total Credit Cards	2,613.79
Other Current Liabilities	
23000 · Accrued Liabilities	4,714.29
26000 · Personal Loan	598,802.10
28000 · Pilot Finance Loan	544,670.00
Total Other Current Liabilities	1,148,186.39
Total Current Liabilities	1,153,312.04
Total Liabilities	1,153,312.04
Equity	
30100 · Capital Stock	200.00
30200 · APIC	32,479.50
32000 · Retained Earnings	-239,373.61
Net Income	-8,827.63
Total Equity	-215,521.74
TOTAL LIABILITIES & EQUITY	**937,790.30**

Mercurius Biorefining, Inc.

Profit & Loss

January through December 2023

			Jan - Dec 2023
Ordinary Income/Expense			
	Income		
		42700 · Consulting Income	202,500.00
	Total Income		202,500.00
Gross Profit			202,500.00
	Expense		
		55000 · Payroll Expenses	
		55100 · Gross Salary	132.000.00
		55400 · Payroll Taxes	12,598.62
		55700 · Payroll Fees	810.48
		Total 55000 · Payroll Expenses	145,409.10
		60400 · Bank Service Charges	212
		61000 · Business Licenses and Permits	912.60
		62500 · Dues and Subscriptions	899.95
		63400 · Interest Expense	25,979.42
		64300 · Meals and Entertainment	1,361.09
		64400 · Travel Expense	
		64420 · Hotel	4,561.97
		64440 · Transportation Costs	9,652.94
		Total 64400 · Travel Expense	14,214.91
		64500 · Conferences, seminars, etc.	2,485.00
		64900 · Office Supplies	1,132.01
		66700 · Professional Fees	
		66720 · Accounting Fees	9,076.98
		66730 · Patent Legal Fees	393.00
		66740 · Legal Fees	2,550.00
		66790 · Consulting Fees	3,700.00
		66800 · HR Services	658.00
		Total 66700 · Professional Fees	16,377.98
		68100 · Telephone Expense	2,273.57
		68200 · Reimbursable from Mercurius Aus	0.00
		68500 · State Taxes	70.00
		Total Expense	211,327.63
		Net Ordinary Income	-8,827.63
		Net Income	-8,827.63

Mercurius Biorefining, Inc.

Statement of Cash Flows

January through December 2023

Mercurius Biorefining, Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-8,827.63
Adjustments to reconcile Net Income	
to net cash provided by operations:	
18001 · Prepaid Expenses	-632.54
20000 · Accounts Payable	-2,545.28
21000 · Visa - Bank of America	685.67
23000 · Accrued Liabilities	520.22
26000 · Personal Loan	-200,000.00
28000 · Pilot Finance Loan	225,200.00
Net cash provided by Operating Activities	14,400.44
INVESTING ACTIVITIES	
19100 · Loan to Mer. Australia, Ltd	-13,913.28
Net cash provided by Investing Activities	-13,913.28
Net cash increase for period	487.16
Cash at beginning of period	2,990.58
Cash at end of period	**3,477.74**
Check	$ 3,478
variance	$ -

Mercurius Biorefining, Inc.

Balance Sheet

As of December 31, 2022

	Dec-22
ASSETS	
Current Assets	
Checking/Savings	
10000 · Banner Bank BioRefining	2,955.93
10100 · Biofuels Banner Bank	34.65
Total Checking/Savings	2,990.58
Other Current Assets	
18001 · Prepaid Expenses	51,005.72
Total Other Current Assets	0.00
Total Current Assets	51,005.72
Other Assets	53,996.30
19001 · Investment in Mercurius Aust.	
19100 · Loan to Mer. Australia, Ltd	30,158.00
19500 · Deferred Tax Asset - Current	767,403.02
19501 · Deferred tax Asset - Noncurrent	70,100.00
Total Other Assets	1,100.00
TOTAL ASSETS	868,761.02
LIABILITIES & EQUITY	**922,757.32**
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	
Total Accounts Payable	5,057.14
Credit Cards	5,057.14
21000 · Visa - Bank of America	
Total Credit Cards	1,928.12
Other Current Liabilities	1,928.12
23000 · Accrued Liabilities	
26000 · Personal Loan	4,194.07
28000 · Pilot Finance Loan	0.00
Total Other Current Liabilities	798,802.10

14

Total Current Liabilities		
	319,470.00	
Total Liabilities		
	1,122,466.17	
Equity		
	1,129,451.43	
30100 · Capital Stock		
30200 · APIC		
	13,900.00	
32000 · Retained Earnings		
	13,900.00	
Net Income		
	1,143,351.43	
Total Equity		
TOTAL LIABILITIES & EQUITY		
	200.00	
	32,479.50	
	-326,177.26	
	72,903.65	
	-220,594.11	
	922,757.32	

Mercurius Biorefining, Inc.

Profit & Loss

January through December 2022

			Jan - Dec 2022
Ordinary Income/Expense			
	Income		
		42700 · Consulting Income	258,750.00
	Total Income		258,750.00
Gross Profit			258,750.00
	Expense		
		55000 · Payroll Expenses	
		55100 · Gross Salary	126000
		55400 · Payroll Taxes	11,825.28
		55700 · Payroll Fees	744.24
		Total 55000 · Payroll Expenses	138,569.52
		60400 · Bank Service Charges	346
		61000 · Business Licenses and Permits	3,181.40
		62500 · Dues and Subscriptions	867.67
		63400 · Interest Expense	11,114.83
		64300 · Meals and Entertainment	1,215.49
		64400 · Travel Expense	
		64420 · Hotel	0.00
		64440 · Transportation Costs	10,193.44
		Total 64400 · Travel Expense	10,193.44
		64500 · Conferences, seminars, etc.	1,207.00
		64900 · Office Supplies	2,593.76
		66700 · Professional Fees	
		66720 · Accounting Fees	8,683.00
		66730 · Patent Legal Fees	393.00
		66740 · Legal Fees	0.00
		66790 · Consulting Fees	4,655.00
		66800 · HR Services	550.00
		Total 66700 · Professional Fees	13,888.00
		68100 · Telephone Expense	2,273.57
		68200 · Reimbursable from Mercurius Aus	0.00
		68500 · State Taxes	70.00
		Total Expense	185,846.35
		Net Ordinary Income	72,903.65
		Net Income	72,903.65

Mercurius Biorefining, Inc.
Statement of Cash Flows
January through Dec 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	72,903.65
Adjustments to reconcile Net Income	
to net cash provided by operations:	
18001 · Prepaid Expenses	549.08
20000 · Accounts Payable	3,800.82
21000 · Visa - Bank of America	-1,252.57
23000 · Accrued Liabilities	1,799.41
26000 · Personal Loan	30,000.00
28000 · Pilot Finance Loan	234,470.00
Net cash provided by Operating Activities	342,270.39
INVESTING ACTIVITIES	
19100 · Loan to Mer. Australia, Ltd	-343,607.37
Net cash provided by Investing Activities	-343,607.37
	-1,336.98
Net cash increase for period	4,327.56
Cash at beginning of period	**2,990.58**